EXHIBIT 12.1

STATEMENT RE COMPUTATION OF RATIOS

The following table sets forth the ratio of earnings to fixed charges and preferred stock dividends for the periods indicated below:

	2016	2015	2014	2013	2012
Earnings:
Pretax income (loss) from continuing operations	$(10,426,645)	$450,479	$3,313,786	$3,226,430	$4,819,306
Fixed Charges	6,475,584	10,008,280	11,046,512	4,591,673	449,164
Dividends distributed to shareholders	3,522,036	3,522,036	2,932,122	44,827	-
Total Earnings	$(429,025)	$13,980,795	$17,292,420	$7,862,930	$5,268,470

Fixed Charges:
Interest Expense	$6,475,584	$10,008,280	$11,046,512	$4,591,673	$449,164
Preferred stock	3,522,036	3,522,036	2,932,122	44,827	-
Total Fixed Charges	$9,997,620	$13,530,316	$13,978,634	$4,636,500	$449,164

Ratio of earnings to fixed charges	(0.07)	1.40	1.57	1.71	11.73
Ratio of earnings to fixed charges and preferred stock dividends	(0.04)	1.03	1.24	1.70	11.73
Deficiency of earnings to fixed charges and preferred stock dividends	10,426,645	-	-	-	-